Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

January 3, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 3, 2022 The Nasdaq Stock Market (the "Exchange") received from First Citizens BancShares, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


5.625% Non-Cumulative Perpetual Preferred Stock, Series C


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi